This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
1407-1050 Burrard Street
Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about March 29, 2005

Item 3.	News Release

March 29, 2005, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Participates in Private Placement

Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) announced today that it has purchased 500,000 units of TAG Oil Ltd. (“TAG”) (OTCBB:TAGOF) for US$0.40 per unit as part of TAG’s recently completed private placement.

Item 5.	Full Description of Material Change

Vancouver, BC, March 29, 2005 - Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) announced today that it has purchased 500,000 units of TAG Oil Ltd. (“TAG”) (OTCBB:TAGOF) for US$0.40 per unit as part of TAG’s recently completed private placement. Each unit consists of one share and one share purchase warrant. Each warrant is exercisable to purchase one common share at a price of US$0.60 in the first year and US$0.80 in the second year, subject to an accelerated expiry if a trigger price is reached of US$1.00 in year one and US$1.20 in year two, in which event the warrant will expire thirty days after notice is given to the holder that the trigger price was reached, if not exercised.

Currently, Trans-Orient Petroleum Ltd. has 2,516,823 shares outstanding. Trans-Orient has acquired the shares for investment purposes.

For further Information Contact:
Dan Brown of Trans-Orient Petroleum Ltd. at 604-682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report
March 29, 2005

“Peter Loretto”

Peter Loretto, President/Chief Executive Officer
Place of Declaration: Vancouver, British Columbia